Exhibit 99. 9

CONSENT

This Consent (this “Consent”) is entered into as of February 14, 2007 by Acquicor Technology, Inc. (the “Company”) and ThinkEquity Partners LLC, as representative of the several underwriters in the Company’s initial public offering (“ThinkEquity”), for the benefit of Acquicor Management LLC, Harold L. Clark, John P. Kensey and Moshe I. Meidar (collectively, the “Insiders”), with respect to (i) each of those Lock-up Agreements (the “Lock-up Agreements”) dated as of March 13, 2006 delivered to the Company and ThinkEquity by each of the Insiders and (ii) the Private Placement Unit Purchase Agreement (the “Unit Purchase Agreement”) dated as of March 8, 2006 among the Company, ThinkEquity and the Insiders.

The parties agree as follows:

1. Consent.

The Company and ThinkEquity hereby grant their consent under (A) the Lock-Up Agreements to (i) the redemption by the Company of an aggregate of 1,873,738 shares of the Company’s common stock from the Insiders for an aggregate redemptions price of $8,717.11, as set forth on Exhibit A hereto and, (ii) subject to the condition hereinafter set forth, the pledge of Insider Shares (as defined in the Lock-Up Agreements) by the Insiders to Context Opportunistic Master Fund, LP and Context Advantage Master Fund, LP (collectively, “Context”) pursuant to each of those Note Purchase Agreements (the “Note Purchase Agreements”) to be entered into between Context Opportunistic Master Fund, LP and Acquicor Management LLC and between Context Advantage Master Fund, LP and each of the Insiders; and, (B) the pledge of Placement Units (as defined in the Unit Purchase Agreement) by the Insiders to Context pursuant to each of the Note Purchase Agreements; provided that (i) the Insider Shares and Private Placement Units as so pledged remain subject to the restrictions on transfer, loan, pledge or other disposition imposed by the Lock-Up Agreements and the Unit PurchaseAgreements at all times during which they are in the possession of the pledgee or a person or entity acting on its behalf (or at all times during which the pledgee or such person acquires a “securities entitlement” in such shares as defined in Article 8 of the New York Uniform Commercial Code) and following their release by the pledgee to the Insiders under the Note Purchase Agreements, and (ii) Section 2.5 of the Note Purchase Agreements shall not be amended without the consent of ThinkEquity. The Insiders represent and warrant to the Company and ThinkEquity that the Note Purchase Agreements will be executed in the form heretofore presented to the Company and ThinkEquity.

2. Miscellaneous.

2.1 Effect of Consent. Except as specifically modified by this Consent, the terms and conditions of the Lock-up Agreements and the Unit Purchase Agreement shall remain unchanged and in full force and effect.

2.2 Governing Law. This Consent shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of the State of New York.

2.3 Counterparts. This Consent may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute a single instrument.

In Witness Whereof, the parties have executed this Consent as of the date first set forth above.

ACQUICOR TECHNOLOGY INC.

By:	/s/ Gilbert F. Amelio
Name: Gilbert F. Amelio Title: Chairman and Chief Executive Officer

THINKEQUITY PARTNERS LLC

By:	/s/ Benjamin J. Davey
Name: Benjamin J. Davey Title: Managing Director & Head of Syndicate

EXHIBIT A

REDEMPTION

Insider	Number of shares	Redemption Price
Acquicor Management LLC	1,669,759	$7,768.15
Harold L. Clark	67,993	$316.32
John P. Kensey	67,993	$316.32
Moshe I. Meidar	67,993	$316.32